UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

B.V.R. Systems (1998) Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share
(Title of Class of Securities)

M20512 10 5
(CUSIP Number)

Orly Tsioni, Esq.
Yigal Arnon & Co.
1 Azrieli Center
Tel-Aviv
Israel
972-3-608-7851
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 26, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 19 Pages)

CUSIP No. M20512105	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON: Chun Holdings Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 69,007,052 Ordinary Shares[1]
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 69,007,052 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 69,007,052 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 64.70%
14	TYPE OF REPORTING PERSON: PN

1        Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share), in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP (“Chun LP”).

        On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer’s Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004, Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer’s ordinary shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrants be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each.

CUSIP No. M20512105	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON: Aviv Tzidon I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares [1]
	8	SHARED VOTING POWER: 69,007,052 Ordinary Shares [2]
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 69,007,052 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 69,007,052 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 64.70%
14	TYPE OF REPORTING PERSON: IN

1         On March 1, 2004, Mr. Aviv Tzidon was also granted options to purchase 9,000,000 ordinary shares of the Issuer, at an exercise price of $0.18 per share. One fifth of the options will vest upon the completion of each full year of his service as Chairman of the board of directors of the Issuer, which commenced on November 24, 2003. Once vested, the options are exercisable for a period of three years. The shares underlying these options are not currently considered to be beneficially owned by Mr. Tzidon.

2         Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share) in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP (“Chun LP”).

        On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer’s Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004, Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer’s ordinary shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrants be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each.

CUSIP No. M20512105	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON: Aeronautics Defense Systems Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 69,007,052 Ordinary Shares[1]
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 69,007,052 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 69,007,052 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 64.70%
14	TYPE OF REPORTING PERSON: CO

1         Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share), in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP (“Chun LP”).

        On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer’s Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004, Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer’s ordinary shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrants be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each.

CUSIP No. M20512105	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON: Prescient Systems & Technologies Pte. Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 69,007,052 Ordinary Shares[1]
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 69,007,052 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 69,007,052 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 64.70%
14	TYPE OF REPORTING PERSON: CO

1         Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share), in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP (“Chun LP”).

        On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer’s Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004 Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer’s ordinary shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrants be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each.

This Amendment No.1 restates and amends the Statement on Schedule 13-D, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value NIS 1.0 per share, of BVR Systems (1998) Ltd.

Item 1.	Security and Issuer

        This Statement on Schedule 13D relates to the ordinary shares, par value New Israel Shekel 1.0 per share (the “Ordinary Shares”), of BVR Systems (1998) Ltd. (the “Issuer”), an Israeli corporation whose principal executive offices are located at 16 Hamelacha St., Rosh Ha’ayin 48091, Israel. The Ordinary Shares are traded only on the Over The Counter Bulletin Board.

Item 2.	Identity and Background

(a), (b) and (c): The Reporting Persons

        This Statement is being filed by Chun Holdings LP., Aviv Tzidon, Aeronautics Defense Systems Ltd. and Prescient Systems & Technologies Pte. Ltd. (the “Reporting Persons”).

        On December 31, 2003, Chun Holdings Ltd., transferred all of the Ordinary Shares of the Issuer that it held to an affiliate, Chun Holdings Limited Partnership (“Chun LP”). As a result Chun Holdings Ltd., ceased to be a Reporting Person.

        On July 15, 2004, iTS Technologies Pte. Ltd., transferred all of the shares of Chun LP that it held to its partly owned subsidiary, Prescient Systems & Technologies Pte. Ltd. As a result iTS Technologies Pte. Ltd., ceased to be a Reporting Person.

        Chun Holdings Limited Partnership is controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and Prescient Systems & Technologies Pte. Ltd., who are Reporting Persons. The following are the places of organization, principal business, and address of principal business of each of the Reporting Persons that is a corporation and the principal business address and present principal occupation of the Reporting Person who is a natural person:

        Chun Holdings Limited Partnership is a limited partnership organized under the laws of the State of Israel. It is a limited partnership holding the shares of BVR Systems (1998) Ltd. The principal offices of Chun Holdings LP are located at c/o Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel.

        Mr. Tzidon is a director and chairman of the board of directors of the Issuer. His principal occupation is a director of companies. Mr. Tzidon’s business address is c/o Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel.

        Aeronautics Defense Systems Ltd. is a corporation organized under the laws of Israel. It specializes in the research, development, manufacturing and integration of advanced command, control, computers, communications and intelligence systems in aerial, maritime, and ground platforms and in providing services for government and commercial customers. Its principal offices are located at Nachal Sorek, Northern Industrial Area, Yavne, Israel.

        Prescient Systems & Technologies Pte. Ltd. is a Singapore registered private limited company. The principal activities of Prescient are those relating to system computing and related hardware, software and systems consultancy and advisory services. Prescient also provides IT professional services. Its principal offices are located at 24 Ang Mo Kio Street 65, Singapore, 569061.

(d) and (e)     During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws, or finding any violation with respect to such laws.

(f)     Mr. Tzidon is a citizen of the State of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

        The purchase price that was paid for the acquisition of 7,142,608 Ordinary Shares of the Issuer by Chun Holdings Ltd. in a tender offer is $1,285,669.4 ($0.18 per share). The consideration for the purchase of the Shares was funded from the working capital and personal funds of Chun Holdings Ltd., iTS Technologies Pte. Ltd., Aviv Tzidon and Aeronautics Defense Systems Ltd (the “Original Reporting Persons”).

        On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer’s Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000 and on August 4, 2004 Chun LP exercised part of the warrant issued to it to purchase 11,000,000 of the Issuer’s Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $1,980,000 and on September 26, 2004 Chun LP exercised an additional part of the warrant issued to it to purchase 6,666,667 of the Issuer’s Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $1,200,000. The consideration for the purchase of the Ordinary Shares was funded by shareholders loans of certain of the Reporting Persons to Chun LP.

Item 4.	Purpose of Transaction

        The Original Reporting Persons purchased 7,142,608 Ordinary Shares of the Issuer in December 2003 in order to replace the board of directors (other than the directors who were not affiliated with the management of the Issuer as of the time that the Reporting Persons commenced the tender offer on November 21, 2003) and the management of the Issuer, and to elect a new board of directors which would reflect the change of ownership in the Issuer.

        The purpose of the purchase of 33,333,333 Ordinary Shares of the Issuer, the provision of the credit line for which Chun LP received a four year warrant to purchase 30,000,000 Ordinary Shares of the Issuer and the partial exercise of such warrant, in which Chun LP purchased 11,000,000 Ordinary Shares of the Issuer, was in order to increase the holdings of Chun LP in the Issuer from 51.8% to 57.75% of the issued and outstanding share capital of the Company.

        Chun LP has agreed to provide to the Issuer a $3.2 million line of credit. The line of credit will be in existence for three years and will bear interest at the rate of LIBOR plus two percent per year. The credit provided under the line of credit will be repayable in one payment on the third anniversary of the date that Chun LP provide such credit.

        Except as otherwise described in this Schedule 13D, the Reporting Persons have no current plans or proposals that relate to or would result in any of the following:

    —       the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    —       any extraordinary transaction, such as merger, reorganization or liquidation,involving the Issuer;

    —       any purchase, sale or transfer of a material amount of assets of the Issuer;

    —       any material change in the present dividend policy, indebtedness or capitalization of the Issuer;

    —       any material changes in the Issuer' corporate structure or business;

    —       any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

    —       any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

    (a)        Chun LP is the direct beneficial owner of 69,007,052 Ordinary Shares of the Issuer (including options to purchase 10,864,444 Ordinary Shares of the Issuer) or approximately 64.70% of the Issuer’s outstanding securities, based on 106,664,654 Ordinary Shares currently outstanding (assuming the exercise of the warrant held by Chun LP and assuming no other exercise of the Issuer’s convertible securities).

        Aviv Tzidon is the indirect beneficial owner, through Chun LP, of 69,007,052 Ordinary Shares of the Issuer (including options to purchase 10,864,444 Ordinary Shares of the Issuer) or approximately 64.70% of the Issuer’s outstanding securities, based on 106,664,654 Ordinary Shares currently outstanding (assuming the exercise of the warrant held by Chun LP and assuming no other exercise of the Issuer’s convertible securities).

        Aeronautics Defense Systems Ltd. is the indirect beneficial owner, through Chun LP of 69,007,052 Ordinary Shares of the Issuer (including options to purchase 10,864,444 Ordinary Shares of the Issuer) or approximately 64.70% of the Issuer’s outstanding securities, based on 106,664,654 Ordinary Shares currently outstanding (assuming the exercise of the warrant held by Chun LP and assuming no other exercise of the Issuer’s convertible securities).

        Prescient Systems & Technologies Pte. Ltd. is the indirect beneficial owner, through Chun LP of 69,007,052 Ordinary Shares of the Issuer (including options to purchase 10,864,444 Ordinary Shares of the Issuer) or approximately 64.70% of the Issuer’s outstanding securities, based on 106,664,654 Ordinary Shares currently outstanding (assuming the exercise of the warrant held by Chun LP and assuming no other exercise of the Issuer’s convertible securities).

    (b)        Chun LP. has shared voting and dispositive power with respect to the 69,007,052 Ordinary Shares beneficially owned by Chun LP.

        Aviv Tzidon has shared voting and dispositive power with respect to the 69,007,052 Ordinary Shares beneficially owned by Chun LP.

        Aeronautics Defense Systems Ltd has shared voting and dispositive power with respect to the 69,007,052 Ordinary Shares beneficially owned by Chun LP.

        Prescient Systems & Technologies Pte. Ltd. has shared voting and dispositive power with respect to the 69,007,052 Ordinary Shares beneficially owned by it.

    (c)        Except for the transactions described herein, the Reporting Persons have not effected, directly or indirectly, any transactions in the Ordinary Shares of the Issuer during the sixty (60) days prior to the filing of this Statement on Schedule 13D.

    (d)        As of the date of the filing of this Statement, no person other than Chun Holdings LP., directly, and Aviv Tzidon, Aeronautics Defense Systems Ltd. and Prescient Systems & Technologies Pte. Ltd., indirectly, will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

    (e)        Chun Holdings Ltd. ceased to be a Reporting Person on December 31, 2003. iTS Technologies Pte. Ltd., ceased to be a Reporting Person on July 15, 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationshipswith Respect to Securities of the Issuer

Aeronautics Defense Systems Ltd., Prescient Systems & Technologies Pte. Ltd. and Aviv Tzidon entered into an agreement pursuant to which all resolutions in Chun Holdings Ltd., the general partner of Chun LP, shall be adopted by simple majority.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Name, citizenship, business address, present principal occupation and employer of executive offiecers and directors of (i) Aeronautics Defense Systems Ltd., and (ii) Prescient Systems & Technologies Ltd.

Exhibit 2.	Agreement dated October 31, 2004 between Chun Holdings LP and Aviv Tzidon regarding the joint filing of this Schedule 13D and any amendments hereto on behalf of Aviv Tzidon.

Exhibit 3.	Agreement dated October 31, 2004 between Chun Holdings LP and Aeronautics Defense Systems Ltd. regarding the joint filing of this Schedule 13D and any amendments hereto on behalf of Aeronautics Defense Systems Ltd.

Exhibit 4.	Agreement dated October 31, 2004 between Chun Holdings LP and Prescient Systems & Technologies Pte. Ltd. regarding the joint filing of this Schedule 13D and any amendments hereto on behalf of Prescient Systems & Technologies Pte. Ltd.

Exhibit 5.	Share Purchase Agreement between Chun LP and the Issuer dated March 3, 2004.

        SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Date: October 31, 2004

CHUN HOLDINGS LP. BY: (-) —————————————— Names: Uri Manor & Aviv Tzidon Title: Directors